Free Writing Prospectus

Filed pursuant to Rule 433

Dated March 19, 2013

Relating to

Preliminary Prospectus Supplement dated March 19, 2013 to

Prospectus dated February 18, 2011

Registration Statement No. 333-172368

Final Term Sheet

$250 million 3.75% Senior Notes due 2023

Issuer:	Healthcare Realty Trust Incorporated

Expected Ratings (Moody’s / S&P):*	Baa3 / BBB-

Principal Amount:	$250 million

Title of Securities:	3.75% Senior Notes due 2023

Trade Date:	March 19, 2013

Original Issue Date (Settlement Date):	March 26, 2013 (T+5)

Maturity Date:	April 15, 2023

Interest Payment Dates:	Semi-annually in arrears on each April 15 and October 15, commencing October 15, 2013.

Benchmark Treasury:	2.00% due February 15, 2023

Benchmark Treasury Price/Yield:	100-29/1.899%

Spread to Benchmark Treasury:	T+195 basis points

Yield to Maturity:	3.849%

Coupon:	3.75% per annum

Public Offering Price:	99.179%

Redemption Provision:

Make-Whole Call:	T+30 basis points, before January 15, 2023

Par Call:	On or after January 15, 2023

CUSIP / ISIN:	421946 AH7 / US421946AH71

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Credit Agricole Securities (USA) Inc.

Senior Co-Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

U.S. Bancorp Investments, Inc.

Fifth Third Securities, Inc.

BMO Capital Markets Corp.

Scotia Capital (USA) Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Regions Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated March 19, 2013 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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